DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR November 29, 2004

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                           ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com




  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2004;

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: November 26, 2004



/s/ R.Andrew Kingston
------------------------------
R. Andrew Kingston
President & CEO

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com






  Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending September 30, 2004;

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date: November 26, 2004



/s/ Brian Richardson
--------------------------------
Brian Richardson
Chief Financial Officer

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com






      NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at September 30, 2004 and the interim consolidated statements of loss, deficit and cash flows for the nine months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.








   /s/ R. Andrew Kingston                  /s/ Brian Richardson
----------------------------------      ----------------------------------
R. Andrew Kingston                         Brian Richardson
President & Chief Executive Officer        Chief Financial Officer
Vancouver, Canada                          Vancouver, Canada
November 26, 2004                          November 26, 2004

                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                   For the nine months ended September 30, 2004
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Loss and Deficit                           3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-12

  DynaMotive Energy Systems Corporation
                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                    September 30,  December 31,
                                                       2004             2003
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                 76,917       283,514
Accounts receivable                                      444,836        97,501
Government grants receivable                             227,068       732,776
Prepaid expenses and deposits                            149,413        74,280
-------------------------------------------------------------------------------
Total current assets                                     898,234     1,188,071
Other long-term assets                                   129,379        32,673
Capital assets                                        10,365,693     2,293,422
Patents                                                  242,607       245,439
-------------------------------------------------------------------------------
TOTAL ASSETS                                          11,635,913     3,759,605
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 4)      7,836,506     1,880,680
Short-term debt (Note 8)                                 232,246            --
Long-term debt (Note 5)                                  393,732            --
Project advance (Note 6)                                 157,491       154,488
-------------------------------------------------------------------------------
Total liabilities                                      8,619,975     2,035,168
-------------------------------------------------------------------------------

Shareholder's equity
Share capital                                         36,175,953    30,907,990
Shares to be issued (Note 7c)                          2,272,183     2,827,111
Contributed surplus                                    7,687,682     4,815,679
Cumulative translation adjustment                       (703,057)     (690,107)
Deficit                                              (42,416,823)  (36,136,236)
-------------------------------------------------------------------------------
Total shareholders' equity                             3,015,938     1,724,437
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY            11,635,913     3,759,605
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"R. Andrew Kingston" Director                "Richard C H Lin"     Director
--------------------                          --------------------

 DynaMotive Energy Systems Corporation

                    UNAUDITED CONSOLIDATED STATEMENTS OF LOSS
                          (Expressed in U.S. dollars)

                                    Three Months Ended      Nine months Ended
                                       September 30,          September 30,
                                     2004        2003        2004       2003
                                       $           $          $           $
------------------------------------------------------------------------------
EXPENSES
Amortization and depreciation       31,612      31,785      92,878      92,257
Interest expense                    44,092      66,265      49,185     212,191
Marketing                           62,979      57,364     187,597     133,658
Office supplies, telephone
      and insurance                 85,448     108,882     231,818     221,204
Professional fees                  212,315     239,090     428,478     791,963
Rent                                43,147      34,127     105,804      86,448
Research and Development           303,843      18,158     922,430      22,571
General and administrative
  salaries and benefits          2,210,540     618,442   3,495,081   1,357,047
Exchange (gain) loss               (58,618)      4,649     (26,120)  (170,465)
-------------------------------------------------------------------------------
                                 2,935,358   1,178,762   5,487,151   2,746,874
-------------------------------------------------------------------------------
Loss from operations            (2,935,358) (1,178,762) (5,487,151) (2,746,874)

Interest and other income            5,486       1,100      11,113       7,438
Loss on assets disposal             (6,947)         --      (6,947)         --
-------------------------------------------------------------------------------
Loss for the Period             (2,936,819) (1,177,662) (5,482,985) (2,739,436)
===============================================================================

Weighted average number of
common shares outstanding       81,325,713  58,054,843  78,531,800  53,783,139
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share
Share for operations for the period    0.04        0.02        0.07        0.05
-------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

                   UNAUDITED CONSOLIDATED STATEMENTS OF DEFICIT
                          (Expressed in U.S. dollars)

                                 Three Months Ended       Nine Months Ended
                                    September 30,           September 30,
                                  2004        2003        2004       2003
                                    $           $           $           $
------------------------------------------------------------------------------
Deficit, beginning of
    Period                     (39,480,004)(32,713,329)(36,136,236)(31,151,555)
Effect of change in
    Accounting policy [note 3]          --          --    (797,602)         --
------------------------------------------------------------------------------
Deficit, beginning of
     year restated             (39,480,004)(32,713,329)(36,933,838)(31,151,555)
Loss for the Period             (2,936,819) (1,177,662) (5,482,985) (2,739,436)
-------------------------------------------------------------------------------
Deficit, end of period         (42,416,823)(33,890,991)(42,416,823)(33,890,991)
===============================================================================

The accompanying notes are an integral part of these financial statements.

 DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOW
                         (expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2004       2003        2004       2003
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss from the period             (2,936,819) (1,177,662) (5,482,985)(2,739,436)
Add items not involving cash:
   Amortization and depreciation     31,612      31,785      92,878     92,257
   Interest-non cash                     --      36,714          --    151,746
   Loss on assets disposal            6,947          --       6,947         --
   Stock based compensation       1,984,585     419,258   2,717,433  1,360,551
   Other                            (28,835)      4,647      (1,109)  (170,467)
Net change in non-cash working capital
   balances related to operations
   (note 9)                         964,604    (317,753)  6,039,066   (373,468)
-------------------------------------------------------------------------------
Cash generated (used) in
    operating activities             22,094  (1,003,011)  3,372,230 (1,678,817)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness            --          --          --   (158,539)
Increase in short term loan         (23,245)    (15,000)    232,246    250,000
Increase in long term loan          393,732          --     393,732         --
Increase in project deposits             --        (669)         --    147,754
Share capital issued                463,562     966,805   1,888,128  1,653,046
Shares to be issued               1,500,000      50,000   1,500,000    274,700
-------------------------------------------------------------------------------
Cash provided by financing
   activities                     2,334,049   1,001,136   4,014,106  2,166,961
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in patents costs            (4,732)         --      (7,302)    (5,180)
Purchase of capital assets (net of
  government grants)             (2,232,021)   (127,187) (7,461,423)  (192,337)
Increase in other long-term assets  (20,321)         --     (91,819)        --
Proceeds from disposal of assets      1,057          --       1,057         --
-------------------------------------------------------------------------------
Cash used in investing activities(2,256,017)   (127,187) (7,559,487)  (197,517)
------------------------------------------------------------------------------
Increase (decrease)in cash and cash
   equivalents from operations      100,126    (129,062)   (173,151)   290,627
Effect of foreign exchange rate
   changes on cash                  (40,362)    (15,083)    (33,446)  (197,201)
-------------------------------------------------------------------------------
Increase (decrease) in cash and Cash
   equivalents during the period     59,764    (144,145)   (206,597)    93,426
Cash and cash equivalents,
   beginning of period               17,153     262,664     283,514     25,093
-------------------------------------------------------------------------------
Cash and cash equivalent,
   end of period                     76,917     118,519      76,917    118,519
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)


1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of this renewable energy process, which produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to develop significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other biomass residues. In many cases the residues are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd., incorporated under the law of British Columbia; and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia. DynaMotive Electrochem Corporation, DynaMill Systems Ltd.

and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at September 30, 2004 and the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2004 and 2003, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2003. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2003, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the nine months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to reported contributed surplus.


4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by DynaMotive, entered into a credit facility with Bank of Scotland for a maximum of $361,480 (GBP200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

5. LONG TERM DEBT

Effective August 2004, the Company's subsidiary, the West Lorne BioOil Co-Generation LP (the "Project"), entered into a three year asset backed loan facility for up to US$0.79 million (C$1.0 million), secured by a first charge on all of the assets of the Project, excluding the turbine and related power island assets. The Loan has an interest rate of 15% and is repayable at any time without penalty. As at September 30, 2004, US$393,732 (C$500,000) has been advanced under this loan facility.


6. PROJECT ADVANCE

In June 2003 the Company received $157,491 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project is now proceeding at the site of Erie Flooring in West Lorne Ontario, but the Company has agreed with OPG that they may extend the time until December 31, 2004 to decide whether to convert the Project Advance into either a Project ownership interest or into Company equity based on then current market value.


7. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2003 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2003 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 2004.

[b] Issued and outstanding share capital
                                          September 30, 2004  December 31, 2003
                                                     $                $
Issued and outstanding
----------------------------------------------------------------------------
Common Shares 83,317,104 [December 31, 2003]    $36,175,953      $30,907,990
- 69,915,654]

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2003                       30,907,990   69,915,654
Private placement issued for cash                       2,934,565    8,652,512
Shares issued from exercised of option for cash           144,187      406,085
Shares issued from exercised of warrants for cash          50,583      188,333
Shares issued for settlement of fees payable              927,437    1,996,046
Shares issued for commercial services                   1,135,702    2,033,615
Shares issued for SA Rights                                75,489      124,859
Share Capital, September 30, 2004
   Common shares without par value                     36,175,953   83,317,104

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

7 SHARE CAPITAL (CONT'D)

[c]   Shares to be issued

At September 30, 2004, the Company has 5,163,478 common shares to be issued. Included in the amount are 1,512,354 common shares for a total of $772,183 to be issued to a director and non-employees for services rendered under compensation arrangements. Of the remaining, 3,651,124 common shares are related to a private placement commenced during the second quarter of to raise funding of up to $3.5 million. At September 30, 2004, the Company has received $1,500,000 in cash for these shares to be issued.


[d] Stock options
At September 30, 2004 the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at Sept 30,    Remaining    Exercise   at Sept 30,    Exercise
    Prices        2004       Contractual    Price        2004         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   6,248,672    6.99 years     $0.21      5,349,147     $0.21
$0.35 - $0.90   3,933,000    3.38 years     $0.50      3,351,750     $0.51
    $1.00         322,000    0.22 years     $1.00        322,000     $1.00
    $1.50         310,000    0.53 years     $1.50        289,000     $1.50
-----------------------------------------------------------------------------
               10,813,672                              9,311,897
-----------------------------------------------------------------------------

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 12,497,566 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2004, 1,683,894 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed 10 years from the date of grant or vesting. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

7 SHARE CAPITAL (CONT'D)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
Options Exercisable                                               Price
-----------------------------------------------------------------------------
Balance, December 31, 2003                   10,015,988            0.41
Options granted                               1,393,769            0.24
Options forfeited or expired                   (190,000)           1.03
Options exercised                              (406,085)           0.36
---------------------------------------------------------------------------
Balance, September 30, 2004                  10,813,672            0.38
---------------------------------------------------------------------------

Compensation expenses recognized for stock options granted and modified during the period was $1,907,543.

[e] Common share purchase warrants

At September 30, 2004 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price              Expiration Date
------------------------------------------------------------------------------
F Warrants      933,333        $0.70          March 5,2005
M Warrants      120,386     $0.70 to $1.50    October 30, 2004-May 09, 2005
N-b Warrants     95,454        $0.70          October 1,2004
O Warrants      300,000        $0.35          June 10, 2005
P Warrants    4,477,147        $0.40          July 29, 2005-May 06, 2006
Q Warrants   11,492,088     $0.20 to $0.75    August 31,2005-August 31, 2008
R Warrants    2,500,000        $0.20          August 31, 2008
S Warrants      138,888        $0.53          August 16, 2006
------------------------------------------------------------------------------
Total        20,057,296
------------------------------------------------------------------------------

Summary of warrants exercised and issued during the nine month period ending September 30, 2004:

                       Number of Common Shares Issuable
             -------------------------------------------------
                       via Warrants
                       exercised or  via Warrants
                at     Cancelled in  Issued in       at
              Dec 31,  the 9-month  the 9-month     Sept 30,    Exercise
Series         2003       Period       Period        2004         Price
---------------------------------------------------------------------------
F Warrants    933,333                               933,333       $0.70
M Warrants    152,897    (32,511)                   120,386   $0.70 to $1.50
N-b Warrants  275,756   (180,302)                    95,454       $0.70
O Warrants    300,000                               300,000       $0.35
P Warrants  1,777,147               2,700,000     4,477,147       $0.40
Q Warrants  7,200,862   (188,333)   4,479,559    11,492,088   $0.20 to $0.75
R Warrants  2,500,000                             2,500,000       $0.20
S Warrants      --                    138,888       138,888       $0.53
------------------------------------------------------------------------------
Total      13,139,995   (401,146)   7,318,447    20,057,296
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

7. SHARE CAPITAL (CONT'D)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                            No. of
                                                        SA Rights Issued
-------------------------------------------------------------------------
Balance, December 31, 2003                                 1,468,335
SA Rights Issued                                                  --
SA Rights Redeemed                                          (766,668)
SA Rights Forfeited                                         (401,667)
-------------------------------------------------------------------------
Balance, September 30,2004                                   300,000
-------------------------------------------------------------------------


At September 30, 2004, the following stock appreciation rights all of which were issued to employees, were outstanding:

        SA Rights                Initial Value              Expiration Date
-----------------------------------------------------------------------------
         300,000                  $0.400                   December 31, 2008
-----------------------------------------------------------------------------
         300,000
-----------------------------------------------------------------------------

During the first nine months, the Company received redemption notices for 766,668 SA Rights for $114,433 of which $38,666 was paid by cash and $75,767 was paid in shares.

At September 30, 2004 300,000 (December 31, 2003 - 1,468,335) SA Rights were outstanding and 200,000 (December 31, 2003 - 1,106,668) SA Rights were vested.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

7. SHARE CAPITAL (CONT'D)

[g] Escrow Shares

At September 30, 2004, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At September 30, 2004, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the period ended September 30, 2004, nil [2003 - nil] common shares were released from escrow and at September 30, 2004, 781,334 [2003 - 781,334] common shares are held in escrow.


8. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $113,296 for the quarter (2003 - $605,963) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $76,944 (2003 - $469,030) paid by stock based compensation. For the nine month period ended September 30, 2004, consulting fees and salaries of $750,555 (2003 - $1,144,868) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $474,211 (2003 - $845,811) paid by stock based compensation.

At September 30, 2004. the Company has loan outstanding with Director (or company controlled by Director) of the Company totaling $232,246 (C$294,929). The loan is due on demand and bears interest at a rate of 2% per month (26.8% per annum).


9. Supplementary Cash Flow Information
Components of changes in non-cash balances related to operations are:

                                   Three Months Ended     Nine Months Ended
                                      September 30,          September 30,
                                    2004        2003        2004       2003
                                      $           $           $          $
-----------------------------------------------------------------------------
Account and government
   grants receivable               721,750    (101,652)    158,373    (77,796)
Prepaid expenses and deposits      (69,834)     26,855     (75,133)   (22,859)
Accounts payable and
   Accrued liabilities             312,688    (242,956)  5,955,826   (272,813)
------------------------------------------------------------------------------
Net change in non-cash
        working capital            964,604    (317,753)  6,039,066   (373,468)
==============================================================================

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2004 and 2003                 (in U.S. dollars)

10. SEGMENTED FINANCIAL INFORMATION

In 2004 and 2003, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the Company's biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of this technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

Business Unit Segments
                                                 Nine Months Ended
                                          September 30,         September 30,
                                              2004                  2003
                                                $                     $
Revenue
BioOil Power Generation                           --                   --
Corporate and other                               --                   --
----------------------------------------------------------------------------
                                                  --                   --
----------------------------------------------------------------------------

Loss for the period
BioOil Power Generation                   (5,334,115)          (2,739,436)
Corporate and other                               --                   --
----------------------------------------------------------------------------
                                          (5,334,115)          (2,739,436)
----------------------------------------------------------------------------


Geographic Segments
                                                 Nine Months Ended
                                          September 30,         September 30,
                                              2004                  2003
                                                $                     $
Revenue
Canada                                            --                    --
------------------------------------------------------------------------------
                                                  --                    --
------------------------------------------------------------------------------


11. SUBSEQUENT EVENT

On November 24, 2004 the Company completed an agreement with Technology Partnerships Canada to amend the Contribution Agreement between the parties by extending the term of the Agreement to March 31, 2006. The Agreement, originally dated July 1997, provides up to a total of US$6.5 million (C$8.2 million) contribution to the Company's technology development of which US$2.2 million (C$2.8 million) remains unused as at September 30, 2004.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003


1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2003.

The following sets out management's discussion and analysis of our financial position and results of operations for the nine months ended September, 2004 and 2003.


1.2 Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy Fast Pyrolysis process, which produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in
Note 16 to the December 31, 2003 audited Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with minimal emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil and Char as alternative fuels and product sources.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

As of September 30, 2004, the Company had six wholly-owned subsidiaries:
DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive. The Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation. In addition the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership (formed under the laws of Ontario in September 2003).

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                As at December  At as December  At as December
                                    31, 2003        31, 2002        31, 2001
(US Dollars)                           $               $               $
Results of operations:
Revenue                                   --           68,569         274,360
Loss from operations               (4,995,624)     (3,733,499)     (5,798,827)
Loss from continuing operations    (4,921,650)     (4,366,454)     (6,437,461)
Net loss per Cdn GAAP              (4,984,681)     (5,261,607)     (6,838,264)
Net loss per US GAAP               (4,984,681)     (5,264,469)     (6,602,892)
Net loss per share Cdn GAAP          (0.09)          (0.12)           (0.19)
Net loss per share US GAAP           (0.09)          (0.12)           (0.18)
Net loss from continuing
   Operation per share               (0.09)          (0.10)           (0.18)

Financial position at year-end
Total assets, Cdn GAAP              3,759,605       1,285,813       6,454,399
Total assets, US GAAP               3,759,605       1,285,813       6,457,263

Total liabilities, Cdn GAAP         2,035,168       1,957,625       5,179,271
Total liabilities, US GAAP          2,035,168       1,957,625       5,179,271

Shareholder's equity, Cdn GAAP      1,724,437        (671,812)      1,275,128
Shareholder's equity, US GAAP       1,724,437        (671,812)      1,277,992

Deficit, Cdn GAAP                 (36,136,236)    (31,151,555)    (25,773,048)
Deficit, US GAAP                  (38,603,514)    (33,618,833)    (28,354,364)

Common shares issued               69,915,654      49,941,000      40,942,115

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003


1.4 Results of Operations

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended September 30, 2004, the Company incurred a net loss of $2,936,819 or $0.04 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2003") of $1,177,662 or $0.02 per share. For the nine months ended September 30, 2004, the Company incurred a net loss of $5,482,985 ($0.07 per share). This compares to a net loss from operations for the comparable period in 2003 of $2,739,436 ($0.05 per share). The increase in the level of losses incurred in 2004, compared to 2003, was attributable to the general increase of overhead expenses including marketing expenses, research and development, and general & administrative salaries and benefits.

Revenue

In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. The Company is now exclusively focused in the bioenergy field and in the development of BioOil related technology and systems. The Company retains ownership in all DynaPower's intellectual property and receives royalty income with respect to certain DynaPower patents.

Revenue for the third quarter and first nine months in 2004 and for the third quarter and first nine months in 2003 was nil. The Company had no commercial or contract sales revenue during the quarter. Until commissioning of its first plant in late 2004, the Company anticipates minimal future revenue as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

For the third quarters in 2004 and 2003 the Company had expended on a quarterly basis $303,843 and $18,158 respectively, on research and development. These research & development expenditures are net of government funding of $205,650 and $31,615 respectively. The remainder of the respective quarterly expenditures were Company sponsored. For the first nine months in 2004 and 2003 the Company had expended $922,430 and $22,571 respectively, on research and development. These research & development expenditures are net of government funding of $654,856 and $131,260 respectively. The remainder of the respective expenditures in the nine month period were Company sponsored. The increased expenses for the first nine months of 2004 were due to the increase of R&D activities for the 100 tonne per day ("TPD") demonstration plant.

The Company expects to be able to draw significantly from government grants, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in 2004 and 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$6.5 million) through March 2006, of which C$5.46 million has been used as of September 30, 2004

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

General and administrative salaries and benefits in the third quarter of 2004 increased to $2,210,540 from $618,442 for the same quarter in 2003. General and administrative salaries and benefits in the first nine months of 2004 increased to $3,495,081 from $1,357,047 for the same period in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area and the commencement of the Company's research and development activities with its 100 TPD demonstration plant. Due to modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the period.

Professional fees for the third quarter of 2004 were $212,315 compared to $239,090 in the same quarter of 2003. Professional fees for the first nine months were $428,478 compared to $791,963 in the same period of 2003. The decrease in 2004 was due to the engagement of fewer consultants.

Amortization and depreciation expenses decreased to $31,612 in the third quarter of 2004 from $31,785 in the same quarter in 2003. Amortization and depreciation expenses increased to $92,878 in the first nine months of 2004 from $92,257 in the same period in 2003. This slight increase was due to the replacement of certain computer equipment.

Interest expenses decreased in the third quarter to $44,092 from $66,265 in the same quarter in 2003. Interest expenses decreased in the first nine months of 2004 to $49,185 from $212,191 in the same period in 2003. The decreases were due mainly to the repayment of interest bearing debt.

Marketing expenses for the third quarter of 2004 increased to $62,979 from $57,364 for the same period in 2003. Marketing expenses for the first nine months of 2004 increased to $187,597 from $133,658 for the same period in 2003 These increases were due to increase in business development activities and participation in an environmental conference during the period.

Office supplies, telephone and insurance decreased to $85,448 during the third quarter from $108,882 in the same quarter in 2003. Office supplies, telephone and insurance increased to $231,818 during the first nine months of 2004 from $221,204 in the same period in 2003. The increase was due to the increased activities in the general and administrative area.

Rent for leased premises increased to $43,147 in the third quarter from $34,127 in the same quarter 2003. Rent for leased premises increased to $105,804 in the first nine months of 2004 from $86,448 in the same period in 2003. These increases were due to the increase in office and storage space.

Currency exchange gain in the third quarter amounted to $58,618 compared to a loss of $4,649 in the same quarter in 2003. Currency exchange gain in the first nine months of 2004 amounted to $26,120 compared to a gain of $170,465 in the same period in 2003. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the third quarter of 2004, the Company recorded a net loss of $2,936,819, while the net loss from operations for the same quarter in 2003 amounted to $1,177,662. During the first nine months of 2004, the Company recorded a net loss from operations of $5,482,985, while the net loss from operations for the same period in 2003 amounted to $2,739,436. The increase in operating loss was primarily attributable to an increase in research and development expenses, and an increase in general and administrative salaries and benefits, partially offset by lower professional fees and interest expense

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

The basic and diluted loss per common share for the third quarter increased to $0.04 compared to $0.02 for the same quarter in 2003. The basic and diluted loss per common share the first nine months of 2004 increased to $0.07 from $0.05 for the same period in 2003. The weighted average number of Common Shares for the quarter increased to 81,325,713 shares for the quarter ended September 30, 2004 from 58,054,843 for the quarter ended September 30, 2003. The weighted average number of Common Shares increased to 78,531,800 shares for the nine month period ended September 30, 2004 from 53,783,139 for the nine month period ended September 30, 2003.


1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

                                             Three months ended
                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2004        2004        2004        2003
(US Dollars)                        $           $           $           $
Revenue                             --          --          --          --

Net loss from
    continuing operations      (2,936,819)  (1,760,389)  (785,777)  (2,182,213)
Net loss per share                (0.04)      (0.02)      (0.01)      (0.03)

Net loss                       (2,936,819)  (1,760,389)  (785,777)  (2,245,244)
Net loss per share                (0.04)      (0.02)      (0.01)      (0.04)

Weighted average common
    share outstanding          81,325,713   79,699,951   74,391,766  66,545,625


                                  Sep 30      Jun 30      Mar 31      Dec 31
                                   2003        2003        2003        2002
                                    $           $           $           $
Revenue                             --          --          --         53,404

Net loss from
    continuing operations      (1,177,662)  (1,085,535)  (476,240) (1,277,465)
Net loss per share                (0.02)      (0.02)      (0.01)      (0.03)

Net loss                       (1,177,662)  (1,085,535)  (476,240) (1,513,253)
Net loss per share                (0.02)      (0.02)      (0.01)      (0.03)

Weighted average common
    share outstanding          58,054,843   52,385,172  50,674,363  49,361,677


1.6 Liquidity

Principal sources of liquidity during the quarter ended September 30, 2004 were
(i) $463,562 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares; (ii) $1,500,000 in deposits for Common Shares issued in the fourth quarter of 2004 pursuant to private placement offerings of shares at prices ranging from $0.36 to $0.42 per share and warrants at prices ranging from $0.53 to $0.57 per share; and (iii) $393,732 increase in long term debt.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

Principal sources of liquidity during the nine months ended September 30, 2004 were (i) $1,888,128 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $1,500,000 in deposits for Common Shares issued in the fourth quarter of 2004 and after pursuant to private placement offerings of shares at prices ranging from $0.36 to $0.42 per share and warrants at prices ranging from $0.53 to $0.57 per share; (iii) $393,732 increase in long term debt; and (iv) $232,246 increase in short term debt.

For the quarter ended September 30, 2003 the principal sources of liquidity were (i) $966,805 in net proceeds from private placement offerings of the Company's Common Shares; and (ii) $50,000 in deposits for Common Shares issued in November, 2003 pursuant to private placement offerings of shares at price $0.30 per share and share purchase warrants at exercise price $0.50 per share. Principal sources of liquidity during the nine months ended September 30, 2003 were (i) $1,653,046 in net proceeds from private placement offerings of the Company's Common Shares; (ii) $158,539 decrease in short-term bank indebtedness; (iii) $250,000 in short term debts; (iv) $147,754 in project deposit received; and (v) $274,700 in deposits for Common Shares issued in November, 2003 pursuant to private placement offerings of shares at prices ranging from $0.20 and $0.30 per share and warrants at prices ranging from $0.40 to $0.50 per share.

Overall change in cash flows during the third quarter of 2004 was a increase in cash of $59,764 as compared to a decrease in cash of $144,145 during the same quarter in 2003. Overall change in cash flows during the first nine months of 2004 was a decrease in cash of $206,597 as compared to an increase in cash of $93,426 during the same period in 2003. These differences were due to the significantly higher capital expenditures during 2004.

During the third quarter ended September 30, 2004, the Company generated cash from financing activities and operating activities of $2,334,049, and $22,094 respectively and used cash in investing activities of $2,256,017. During the first nine months ended September 30, 2004, the Company generated cash from financing activities and operating activities of $4,014,106, and $3,372,230 respectively and used cash in investing activities of $7,559,487.

The net amount of cash generated in operating activities in the third quarter of 2004 increased to $22,094 as compared to cash used of $1,003,011 in the third quarter of 2003. Cash generated in operating activities in the third quarter 2004 consisted of (i) a net change in non-cash working capital balances related to operations of $964,604, and (ii) non-cash equity compensation expenses, $1,984,585 which were significantly offset by the loss for the period of $2,936,819. Cash used in operating activities in the third quarter 2003 consisted of a net loss from operations for the third quarter 2003 of $1,003,011 that was significantly offset by (i) non-cash equity compensation expenses, $419,258, (ii) non-cash interest expense of $36,714, and (iii) amortization of non-cash items in the sum of $31,785.

Financing activities during the third quarter of 2004 generated a net increase in cash of $2,334,049, primarily from the Company's private placements of Common Shares. Financing activities during the third quarter 2003 generated a net increase in cash of $1,001,136, primarily from the Company's private placements of Common Shares.

Financing activities during the first nine months of 2004 generated a net increase in cash of $4,014,106, primarily from the Company's private placements of common shares. Financing activities in the first nine months of 2003 generated a net increase in cash of $2,166,961, also primarily from the Company's private placements of common shares. Proceeds from recent financings were used for project capital expenditures and for general working capital purposes.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

Investing activities in the third quarter 2004 resulted in use of cash, net of grants and disposal, in the amount of $2,256,017. Of this amount, $2,232,021 was used in the acquisition of capital assets, $4,732 was expended on patents, and $20,321 was used for the other long term assets. Investing activities in the third quarter 2003 resulted in use of cash, net of grants and disposal, in the amount of $127,187 used in the acquisition of capital assets.

Investing activities in the first nine months of 2004 resulted in use of cash, net of grants and disposal, in the amount of $7,559,487. Of this amount,
$7,461,423 was used in the acquisition of capital assets,   $7,302 was expended
on patents, and $91,819 was used for other long term assets. Investing activities in the first nine months of 2003 resulted in use of cash, net of grants and disposal, in the amount of $197,517. Of this amount, $192,337 was used for the acquisition of capital assets, and $5,180 was expended on patents.


1.7 Capital Resources

As at September 30, 2004, the Company had a working capital deficiency of $7,721,741 and incurred a net loss of $5,482,985 for the nine months period ended September 30, 2004, and has an accumulated deficit of $42,416,823.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2004, the Company expects to be able to draw significantly from government funding, including the TPC program for research & development and demonstration project related expenditures and SDTC funding as described below. Subsequent to the quarter end, the Company received an extension to its TPC funding agreement to March 31, 2006. The Company expects to draw a significant portion of the remaining C$2.8 million (US$2.2 million) in the TPC project funding in 2004 and 2005.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute C$5,000,000 (US$3.9 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. In March 2004, the Company received the first payment of C$1.7 million (US$1.3 million) from SDTC. In July 2004, the Company received the second payment of C$1.1 million (US$0.9 million) from SDTC. In September 2004 the Company received the third payment of C$0.9 million (US$0.7 million) from SDTC. The Company expects to receive the remaining C$1.3 million (US$1.0 million) during the remainder of 2004 and early 2005.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

During the first quarter, the Board approved an increase in the private placement funding from $2 million to $4 million to further assist the Company in the completion of its first commercial plant. As a result, the Company received subscription funds of $1.6 million relating to the third tranche of the private placement which commenced during the third quarter of 2003, including $1.3 million in cash and cancellation of $288,637 in consulting fees payable by the Company at subscription prices ranging from $.40 to $.485 per share.

During the second quarter, the Company commenced a $2 million private placement at a share price based on a discount of up to 15% to the five-day average market closing price of the Company's stock, plus two-year warrants to purchase a quarter of a share of the Company's common stock at 25% above market. During the third quarter, the Board approved an increase in the private placement funding from $2 million to $3.5 million to further assist the Company in the completion of its first commercial plant. At September 30, 2004, the Company has received $2,021,500 towards this financing at a share prices ranging from $0.36 to $0.427 per share. This private placement is not yet fully subscribed.

With the current cash on hand, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2004. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2004 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facility. The 2004 financing plan has been amended to allow for a $4.0 million increase in the West Lorne Project budget, and the core strategy surrounds market and project based equity and debt financing that minimizes equity dilution while raising sufficient capital for operations and projects. The West Lorne Project has committed to a seven year US$2.9 million (C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for up to US$0.8 million (C$1.0 million) of which US$393,732 (C$500,000) has been advanced as at September 30, 2004. This loan is secured by a first charge on all of the project's assets aside from the power island assets.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project.

In connection with the Company's West Lorne Project, the Company has outstanding commitments to completion of the Project of approximately $2.9 million (net of committed SDTC funding of $1.0 million as described above) and expects the project to be completed in late 2004. The Company intends to finance this remaining requirement through private placements of its equity and through loans secured by the Project assets and receivables.


1.8 Off-Balance Sheet Arrangements

None.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $113,296 for the quarter (2003 - $605,963) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $76,944 (2003 - $469,030) paid by stock based compensation. For the nine month period ended September 30, 2004, consulting fees and salaries of $750,555 (2003 - $1,144,868) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $474,211 (2003 - $845,811) paid by stock based compensation.

At September 30, 2004. the Company has loan outstanding with Director (or company controlled by Director) of the Company totaling $232,246 (C$294,929). The loan is due on demand and bears interest at a rate of 2% per month (26.8% per annum).


1.10 Fourth Quarter

Not applicable.


1.11 Proposed Transaction

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course or as described in item 1.7 above, before the board of directors for consideration.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2003, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2003.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003

Change in Accounting Policy

Effective January 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to reported contributed surplus.


1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
                                    Three Months Ended     Nine Months Ended
                                       September 30,           September 30,
                                     2004        2003        2004       2003
                               -----------------------------------------------
                                       $           $           $          $
   Materials                             --         150          --     1,640
   Salaries and Benefits            121,380       6,762     333,832    41,395
   Consulting                       383,473      31,340   1,228,722    98,016
   Miscellaneous Costs                4,640      11,521      14,732    12,780
                               -----------------------------------------------
                                    509,493      49,773   1,577,286   153,831
   Less: Government assistance
         programs                  (205,650)    (31,615)   (654,856) (131,260)
                                ----------------------------------------------
                                    303,843      18,158     922,430    22,571
                                ==============================================

(c) deferred development costs;

Not applicable.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Nine-month period ended September 30, 2004 compared to the nine-month period Ended September 30, 2003


(d) general and administration expenses;

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.


1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.


All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2003 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.

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